FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated May 5, 2025

Item 1

Santander announces the sale of 49% of Santander Polska to Erste Group Bank, and agrees strategic cooperation across CIB and payments

•	Erste Group Bank AG (“Erste”) to acquire a c.49% stake in Santander Bank Polska S.A. (“Santander Polska”) and 50% of Santander’s Polish asset management business TFI for a total cash consideration of €7 billion.

•	The all-cash transaction at 584 zlotys per share values the bank at 2.2 times first quarter 2025 tangible book value per share, excluding the declared dividend of 46.37 zlotys per share, and represents a premium of 7.5% versus Santander Polska’s closing price on 2 May 2025 excluding the dividend. Santander Polska’s shares will trade ex-dividend on 12 May 2025.

•	Santander and Erste are also announcing a strategic cooperation to leverage each firm's strengths and footprint in Corporate & Investment Banking (CIB), and to allow Erste to gain access to Santander’s global payments platforms.

•	Following the transaction, Santander will own c.13% of Santander Polska and intends to take full ownership of Santander Consumer Bank Polska.

•	Santander intends to distribute 50% of the capital released upon completion to accelerate its planned share buybacks, equivalent to approximately €3.2 billion[2], with potential to exceed the previously announced share buyback target, subject to regulatory approval.

Madrid, 5 May 2025 - PRESS RELEASE

Banco Santander has agreed to sell to Erste approximately 49% of Santander Polska's share capital for €6.8 billion and 50% of the Polish asset management business (TFI) that Santander Polska does not own for €0.2 billion, for a total consideration of €7 billion, subject to customary conditions including regulatory approvals1.

The all-cash transaction at 584 zlotys per share values the bank at 2.2 times first quarter 2025 tangible book value per share, excluding the declared dividend of 46.37 zlotys per share, and 11 times its 2024 earnings. It also represents a premium of 7.5% versus Santander Polska’s closing price on 2 May 2025, excluding the dividend, and 14% versus the six-month volume-weighted average price. Santander Polska’s shares will trade ex-dividend on 12 May 2025.

Following the transaction, Santander will own c.13% of Santander Polska and plans to take full ownership of Santander Consumer Bank Polska before closing by acquiring the 60% stake owned by Santander Polska.

1 Including the Polish Financial Supervision Authority (KNF).

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Upon completion, which is expected around the end of 2025, the transactions are expected to result in a net capital gain of approximately €2 billion for Santander, increasing CET1 ratio by c.100 basis points, equivalent to around €6.4 billion, and result in a pro forma CET1 ratio of around 14%.

Strategic cooperation

In addition to the acquisition, Santander and Erste are also announcing a strategic cooperation to leverage each firm's strengths and footprint in Corporate & Investment Banking (CIB) and to allow Erste to gain access to Santander’s payments platforms, aligning with Santander’s strategy to be the best open financial services platform globally.

•	In CIB, both Santander and Erste will leverage each other’s regional strengths to offer local solutions and market insights for their respective corporate and institutional clients via a referral model that will facilitate seamless client interactions and service offerings. Santander will also connect Erste's clients with its global product platforms in the UK, Europe and the Americas and the banks will work together as preferred partners with the aim of building strong, mutually beneficial relationships to maximize joint business opportunities.

•	With Payments, the banks will explore opportunities for Erste, including with Santander Polska post-completion, to leverage Santander’s payments capabilities and infrastructure, including Santander’s PagoNxt business.

Santander’s strategy is focused on generating sustainable value creation for its customers and shareholders, deploying shared platforms across each of its five global businesses that offer the best customer experience at the lowest cost-to-serve, leveraging the group’s network and economies of scale.

Since it announced a new phase in value creation at its investor day in 2023, Santander has added 15 million customers, improved efficiency from 46.6% to 41.8% and generated a 62% increase in earnings per share.

Ana Botín, executive chair of Banco Santander, said,

"This transaction is another key step in our strategic focus on shareholder value creation which is based on both accelerating our platform strategy through ONE Transformation and growing the group's scale in geographies with highly connected markets.

For Santander, we crystallise value at highly attractive multiples. For Erste, they are acquiring an outstanding business with above all, a world class team, which I am confident will continue generating value for Santander Polska’s customers, employees and stakeholders.

We will deploy the capital generated from the transaction in line with our capital hierarchy, prioritizing profitable organic growth.

We plan to devote 50% of proceeds (c.€3.2 billion) to accelerate the delivery of our planned extraordinary shareholder buybacks to early 2026, as well as to potentially exceeding the previously announced total share buyback target of up to €10 billion given the attractiveness of buybacks at current valuations, subject to regulatory approvals2.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Most of all, a huge thanks to Michał and to each one of our team in Poland for their outstanding contribution to the group over all these years. It has been an honour and a pleasure to work alongside you.”

Financial impact

Upon completion of the transaction, the group will run temporarily with a CET1 ratio above its target operating range of 12-13%, with the aim of returning to the target range over time by deploying capital in line with its capital hierarchy, prioritizing profitable organic growth and investments across its businesses that create a compounding effect on earnings, returns, book value and distributions.

Santander intends to distribute 50% of the capital released from this disposal upon completion, equivalent to approximately €3.2 billion of share buybacks. This will accelerate the delivery of its up to €10 billion share buyback target from 2025 and 2026 earnings and anticipated excess capital. As a result, there is potential to exceed the previously announced share buyback target given the attractiveness of buybacks at current valuations, subject to regulatory approvals2.

The transaction is expected to be earnings per share accretive by 2027/2028 from the redeployment of capital through a combination of organic growth, share buybacks and any bolt-on transactions that meet the group’s strict strategic and return objectives. The capital released will give Santander more strategic flexibility to invest in other markets where the bank already operates in Europe and the Americas to accelerate growth, increase network revenues and maximise customer and shareholder benefits.

Banco Santander (SAN SM) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2025, Banco Santander had €1.4 trillion in total funds, 175 million customers, 7,900 branches and 207,000 employees.

Santander Bank Polska S.A. is the third-largest bank in Poland by assets, serving 7.5 million customers, including 1.5 million through Santander Consumer Bank. The bank operates approximately 350 branches and employs around 11,400 people. As of end 2024, its total assets amounted to €71 billion. Formerly known as Bank Zachodni WBK until 2018, the institution was created in 2001 through the merger of Bank Zachodni S.A. and Wielkopolski Bank Kredytowy S.A. On April 2011, Santander became the majority shareholder, and in 2013, the bank merged with Kredyt Bank S.A., further strengthening its position in the Polish market.

2 As announced on 5 February 2025, the board intends to allocate up to €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The ordinary remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding noncash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory approvals.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Erste Group is the leading financial services provider in the eastern part of the EU. Its ca. 45,000 employees serve around 16.8 million customers in 1,841 branches in 7 countries (Austria, Czechia, Slovakia, Romania, Hungary, Croatia, and Serbia). For the first quarter of 2025, Erste Group had 358 billion euros in total assets, posted a net profit of 743 million euros, and had a common equity tier 1 ratio (pro forma) of 16.2%.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “ambition”, “aspiration”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development and shareholder remuneration policy.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, the important factors below (and others described elsewhere in the documents mentioned above), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (a) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; (b) climate-related conditions, regulations, targets and weather events (c) exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (d) potential losses from early loan repayment, collateral depreciation or counterparty risk; (e) political instability in Spain, the UK, other European countries, Latin America and the US; (f) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; (g) acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (f) uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; (g) our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (h) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 5, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance